March 16, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Karl Hiller
Branch Chief

RE:	The Hain Celestial Group, Inc. Form 10-K for Fiscal Year ended June 30, 2011 Filed August 29, 2011 File No. 0-22818

Dear Mr. Hiller:

In your letter dated March 1, 2012 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for Fiscal Year ended June 30, 2011 within ten business days or advise you when we would provide a response. In accordance with our conversation with John Cannarella on March 15, 2012, we respectfully request an extension until Thursday March 29, 2012 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (631) 730-2205.

Very truly yours,
The Hain Celestial Group, Inc.

/s/ Ira J. Lamel
Ira J. Lamel Executive Vice President and Chief Financial Officer

cc:	John Cannarella, Securities and Exchange Commission